Jardines

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

22nd February 2005

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited
- Disclosure of Interest – Substantial Shareholder

We enclose for your information a notification dated 22nd February 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

Encl

dlw 3/15

Regulatory Announcement

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Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Holding(s) in Company
Released	12:32 22-Feb-05
Number	8885I

MANDARIN ORIENTAL INTERNATIONAL LIMITED ("MOIL")
DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

MOIL was notified today that on 21st February 2005, Jardine Strategic Holdings Limited's ("JSH") interests in MOIL decreased from 74.19% to 72.96% as a result of the dilution of interest following the issuance of ordinary shares arising from the conversion of MOIL's convertible bonds. JSH's interests were made up as follows:-

	No. of shares	%
JSH	629,113,188	70.06
Mandarin Oriental Trustees Limited	26,057,000	2.90
Total Holding	**655,170,188**	**72.96**

In addition, by virtue of its interest in JSH, Jardine Matheson Holdings Limited's deemed interest in the same number of shares decreased.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Mandarin Oriental International Limited

22nd February 2005

www.mandarinoriental.com

END

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